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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2009


                              AETERNA ZENTARIS INC.
                         ------------------------------
                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40 F.

                          Form 20 F /X/  Form 40 F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

                                Yes / /  No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b): 82-
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                                 DOCUMENTS INDEX

Documents  Description
----------------------
99.1       Press release dated August 17, 2009: AEterna Zentaris Announces
           Results from Two Phase 3 Studies with Cetrorelix in Benign Prostatic
           Hyperplasia

99.2       Material Change Report

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AETERNA ZENTARIS INC.


Date: August 21, 2009                   By: /s/Dennis Turpin
---------------------                       -----------------------------------
                                            Dennis Turpin
                                            Senior Vice President and
                                            Chief Financial Officer